UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 16, 2018 (October 10, 2018)

SPHERIX INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware	000-05576	52-0849320
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

One Rockefeller Plaza, 11th Floor, New York, NY	10020
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:   (212) 745-1374

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

Merger Agreement

This section describes the material provisions of the Merger Agreement (as defined below), but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1. Unless otherwise defined herein, the capitalized terms used below are defined in the Merger Agreement.

The Merger

On October 10, 2018, Spherix Incorporated, a Delaware corporation (“Spherix”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Spherix, Spherix Delaware Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Spherix (“Merger Sub”), CBM Biopharma Inc., a Delaware corporation (“CBM”), and Scott Wilfong in the capacity as the representative from and after the effective time of the Merger (as defined below) (the “Effective Time”) for the stockholders of CBM as of immediately prior to the Effective Time (the “Stockholder Representative”).

Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will merge with and into CBM (the “Merger”), with CBM continuing as the surviving corporation in the Merger. Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time: (i) all shares of capital stock of CBM (the “CBM Stock”) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Stockholder Merger Consideration (as defined below).

Merger Consideration

As consideration for the Merger, Spherix shall deliver to the stockholders of CBM an aggregate of 15,000,000 shares of Spherix common stock (the “Stockholder Merger Consideration”), with each share of Spherix common stock valued at $1.10 per share. At or prior to the Closing, Spherix, the Stockholder Representative, and a mutually agreeable escrow agent (the “Escrow Agent”), shall enter into an Escrow Agreement, effective as of the Effective Time, in form and substance reasonably satisfactory to the parties (the “Escrow Agreement”), pursuant to which Spherix shall deposit with the Escrow Agent 1,500,000 shares from the Stockholder Merger Consideration otherwise deliverable to the stockholders of CBM who own beneficially and of record greater than 10% of the CBM common stock issued and outstanding immediately prior to the Closing (each a “Significant Company Stockholder”) (including any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, the “Escrow Shares”), to be held in a segregated escrow account (the “Escrow Account”) and disbursed by the Escrow Agent. Each stockholder of CBM Stockholder at the Effective Time (each, a “CBM Stockholder”) shall receive its pro rata share of the Stockholder Merger Consideration (less, in the case of each of the Significant Company Stockholders, its pro rata portion of the Escrow Shares held in the Escrow Account) based on the number of shares of CBM Stock owned by such CBM Stockholder as compared to the total number of shares of CBM Stock owned by all CBM Stockholders as of immediately prior to the Effective Time. The Escrow Shares shall serve as a security for, and a source of payment of, the indemnity rights of the Spherix indemnified parties.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by each of Spherix, CBM and Merger Sub. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect” as used in the Merger Agreement means any fact, event, occurrence, change or effect that has had or would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise), operations, licenses or other franchises or results of operations of CBM, or materially diminish the value of CBM’s capital stock, or does or would reasonably be expected to materially impair or delay the ability of CBM to perform its obligations under the Merger Agreement or the ancillary documents or to consummate the transactions contemplated thereby, in each case subject to certain customary exceptions. Certain of the representations are subject to specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement. The representations and warranties made by Spherix, Merger Sub and CBM survive the Closing until the date which is six months after the Closing Date (the “Expiration Date”), except for fraud claims which will survive indefinitely.

Indemnification

From the Closing until the Expiration Date, the Significant Company Stockholders and their respective successors and assigns are required to jointly and severally indemnify Spherix, and its affiliates and officers, directors, managers, employees, successors and permitted assigns from and against any losses from (a) the breach of any of CBM’s representations and warranties, (b) the breach of any of CBM’s covenants or agreements, (c) any action, suit or litigation by persons or entities who were holders of equity securities (including options, warrants, convertible securities or other rights) of CBM prior to the Closing arising out of the sale, purchase, termination, cancellation, expiration, redemption or conversion of any such securities, (d) any liabilities for taxes in connection CBM’s assets, employees, securities or activities arising prior to the closing or (e) any liability of CBM incurred in the operation of the business on or prior to the closing

From and after the closing, Spherix, Merger Sub and their respective successors and assigns are required to jointly and severally indemnify CBM, and its affiliates and officers, directors, managers, employees, successors and permitted assigns from and against any losses from (a) the breach by Spherix or Merger Sub or their respective representations and warranties, and (b) the breach by Spherix or Merger Sub of their respective covenants or agreements.

Except for fraud-based claims, indemnification claims are subject to an aggregate basket of $50,000 before any indemnification claims can be made, at which point all claims will be paid back to the first dollar. In any indemnification claim by a Spherix indemnified party the Stockholder Representative will represent the CBM indemnified parties.

Indemnification claims by a Spherix indemnified party will be limited to the escrow property in the Escrow Account, first paid with the Escrow Shares and then with any other escrow property. The aggregate maximum amount of indemnification is capped at an amount equal 1,500,000 shares. The Escrow Shares in the Escrow Account will be released to the Significant Company Stockholders, on a pro rata basis, after the Expiration Date, except for amounts withheld for unpaid or pending indemnification claims at that time. Such withheld amounts for unpaid or pending indemnification claims, if any remain after payment of the related indemnification claims, will be released to the Significant Company Stockholders, on a pro rata basis, upon final resolution of all such pending indemnification claims.

Covenants of the Parties

Each party agreed in the Merger Agreement to use its commercially reasonable efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms.

Conditions to Consummation of the Merger

The obligations of the parties to consummate the Merger is subject to various conditions, including the following mutual conditions of the parties unless waived: (i) the approval of the Merger Agreement and the transactions contemplated thereby and related matters by the requisite vote of Spherix’s stockholders and CBM’s stockholders; (ii) receipt of requisite governmental and third party approvals; (iii) no law or order preventing or prohibiting the Merger or the other transactions contemplated by the Merger Agreement; and (iv) no pending litigation to enjoin or restrict the consummation of the Closing.

In addition, unless waived by CBM, the obligations of CBM to consummate the Merger are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries:

●	The representations and warranties of Spherix being true and correct as of the date of the Merger Agreement and as of the Closing (subject to Material Adverse Effect);

●	Spherix having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with on or prior the date of the Closing; and

●	Absence of any Material Adverse Effect with respect to Spherix since the date of the Merger Agreement which is continuing and uncured.

Unless waived by Spherix, the obligations of Spherix and the Merger Sub to consummate the Merger are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries:

●	The representations and warranties of CBM being true and correct as of the date of the Merger Agreement and as of the Closing (subject to Material Adverse Effect);

●	CBM having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with on or prior to the Closing Date; and

●	Absence of any Material Adverse Effect with respect to CBM since the date of the Merger Agreement which is continuing and uncured.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including:

●	by mutual written consent of Spherix and CBM;

●	by written notice by either Spherix or CBM if the Closing has not occurred on or prior to April 30, 2019;

●	by written notice by either Spherix or CBM if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order or other action has become final and non-appealable;

●	by written notice by either party of the other party’s material breach of a representation, warranty, covenant or agreement, or if the other party’s representations or warrants becomes inaccurate and such breach or inaccuracy is incurable or is not cured within the earlier of 20 days after written notice of the breach or inaccuracy is provided or the Outside Date;

●	by written notice by Spherix if there has been a Material Adverse Effect on CBM since the date of the Merger Agreement which is continuing and uncured;

●	by written notice by Spherix or CBM if Spherix holds a special meeting of its stockholders and it does not receive the requisite stockholder approval to; or

●	by written notice by Spherix or CBM if CBM holds a special meeting of its stockholders or acts by written consent in lieu of a meeting and does not receive the requisite CBM stockholder approval within 20 business days of the Closing.

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement will terminate and will be of no further force and effect (except that certain obligations related to public announcements, confidentiality, and termination and certain general provisions will continue in effect), and no party will have any further liability to any other party thereto except for liability for any fraud claims or willful breach of the Merger Agreement prior to such termination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding Spherix’s and CBM’s industry, future events, the proposed transaction between the parties to the Merger Agreement, the estimated or anticipated future results and benefits of the combined company following the transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Spherix’s management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding the businesses of Spherix and CBM and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which Spherix or CBM operates, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Spherix or CBM operates; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Spherix’s or CBM’s management teams; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction or that the approval of the stockholders of Spherix or CBM are not obtained; failure to realize the anticipated benefits of the transaction, including as a result of a delay in consummating the transaction or a delay or difficulty in integrating the businesses of Spherix and CBM; uncertainty as to the long-term value of Spherix’s common stock; those discussed in the Spherix’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other documents of Spherix on file with the SEC or in the registration statement that will be filed with the SEC by Spherix. There may be additional risks that Spherix presently does not know or that Spherix currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Spherix’s expectations, plans or forecasts of future events and views as of the date of this communication. Spherix anticipates that subsequent events and developments will cause Spherix’s assessments to change. However, while Spherix may elect to update these forward-looking statements at some point in the future, Spherix specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Spherix’s assessments as of any date subsequent to the date of this communication.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1†	Agreement and Plan of Merger, dated as of October 10, 2018, by and among Spherix Incorporated, Spherix Delaware Merger Sub Inc., Scott Wilfong and CBM Biopharma, Inc.

† The exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 16, 2018

SPHERIX INCORPORATED

By:	/s/ Anthony Hayes
Name: Anthony Hayes
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
2.1†	Agreement and Plan of Merger, dated as of October 10, 2018, by and among Spherix Incorporated, Spherix Delaware Merger Sub Inc., Scott Wilfong and CBM Biopharma, Inc.

† Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.